    As filed with the Securities and Exchange Commission on February 22, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------
                                   SCHEDULE TO
                                 (Rule 14d-100)
                       (Amendment No. 4 - Final Amendment)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------
                               724 SOLUTIONS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 --------------
   Options to Purchase Common Shares, Without Nominal or Par Value, Having an Exercise Price of More than U.S.$3.00, or More than Cdn.$4.75 (if denominated in Canadian dollars), Granted to Eligible Employees under 724 Solutions Inc.'s 1997 and 2000 Stock Option Plans and Granted after January 15, 2001 to Eligible
          Employees under 724 Solutions Inc.'s Tantau Stock Option Plan
                         (Title of Class of Securities)
                                 --------------
                                    81788Q100
                (CUSIP Number of Underlying Class of Securities)

                                  Karen Basian
                             Chief Financial Officer
                               724 Solutions Inc.
                          10 York Mills Road, 3rd Floor
                                Toronto, Ontario
                                     M2P 2G4
                                 (416) 226-2900

       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                 --------------
                                   Copies to:

      Robert S. Townsend, Esq.                 Brian A. Ludmer, Esq.
         Lloyd Harmetz, Esq.                       Ogilvy Renault
       Morrison & Foerster LLP                Suite 2100, P.O. Box 141
          425 Market Street                      Royal Trust Tower
    San Francisco, CA 94105-2482                77 King Street West
           (415) 268-7000                 Toronto, Ontario M5K 1H1, Canada
                                                   (416) 216-4001
                                 --------------

                            CALCULATION OF FILING FEE


       TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
           U.S.$3,892,594                          U.S.$358.12**


*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,787,151 common shares of 724 Solutions Inc. having an approximate aggregate value of U.S.$3,892,594 as of January 23, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each U.S.$1.0 million of the value of the transaction.

**Previously paid.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $358.12              Filing party:  724 Solutions Inc.
Form or Registration No.:  Schedule TO-I      Date filed:  January 24, 2002


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-l.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

                             INTRODUCTORY STATEMENT

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on January 24, 2002, as amended, to report the final results of our offer to exchange certain options to purchase our common shares for new options at a per share exercise price based upon the fair market value of our common shares on the date of grant, all subject to the terms and conditions in the Offer to Exchange dated January 24, 2002 attached as Exhibit (a)(1) to such Schedule TO (the "Offer to Exchange") and the related Letter of Transmittal attached thereto as Exhibit (a)(2) (the "Letter of Transmittal").

     Except as provided herein, this amendment does not alter the terms and conditions previously set forth in the Offer to Exchange and the Letter of Transmittal, and should be read in conjunction with the Offer to Exchange and the Letter of Transmittal.


ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph (c):

         (c) The offer expired at 11:59 p.m., eastern standard time, on February 21, 2002. We accepted for exchange options to purchase 1,376,203 shares of common stock, representing approximately 77% of the options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we will grant options to purchase an aggregate of 1,376,203 shares of common stock in exchange for such tendered options. We will promptly send to each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(13) as previously filed, indicating the number of options that have been accepted for exchange, the corresponding number of options that will be granted to such holders, and the expected grant date of the new options.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO amendment is true, complete and correct.

                                  724 Solutions Inc.

                                  /s/  Karen Basian
                                  -------------------------------------
                                  Karen Basian
                                  Chief Financial Officer

Date:  February 22, 2002